UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2005

LEGRAND HOLDING S.A.

 (Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny

87000 Limoges

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures: Consolidated Financial Statements of Legrand Holding SA pursuant to IFRS as of and for the period ended June 30, 2005.

LEGRAND HOLDING SA

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

Summary

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Consolidated statement of income IFRS

		Legrand Holding SA
	Six-month ended June 30, 2005	Six-month ended June 30, 2004	Twelve-month ended Dec. 31, 2004
	Euros, in millions

Net sales (note 1 (j))	1,582.6	1,486.2	2,926.3

Operating expenses (note 19 (a))
Cost of goods sold	(826.5)	(790.4)	(1,575.3)
Administrative and selling expenses	(418.1)	(381.1)	(758.9)
Research and development expenses	(123.8)	(121.0)	(241.7)
Other operating income (expense)	(6.0)	2.6	(9.9)

Operating income	208.2	196.3	340.5

Interest income (expense) (note 20)	(87.7)	(116.9)	(231.4)
Loss on extinguishment of debt	0.0	0.0	(50.7)
Other income (expense) (note 19(c))	(24.0)	(9.1)	5.8

Income before taxes, minority interests
and equity in earnings of investees	96.5	70.3	64.2

Income taxes (note 21)	(39.3)	(34.1)	(43.7)

Net income before minority interests
and equity in earnings of investees	57.2	36.2	20.5

Minority interests	(1.2)	(0.8)	(1.2)
Equity in earnings of investees	0.4	1.3	2.6

Net income attributable to Legrand Holding	56.4	36.7	21.9

The accompanying notes on pages 7 to 47 are an integral part of these financial statements.

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Consolidated balance sheets IFRS

		Legrand Holding SA
	June 30, 2005	Dec 31, 2004	Jan 1, 2004
		Euros, in millions

ASSETS

Current assets
Cash and cash equivalents	90.3	68.3	67.9
Marketable securities (note 9)	1.9	13.1	32.6
Restricted cash (note 6)	14.6	27.0	37.0
Trade accounts receivable (note 8)	634.4	495.7	509.9
Deferred income taxes (notes 1 (i) and 21)	35.6	30.3	34.7
Other current assets	121.9	132.2	120.1
Inventories (notes 1 (h) and 7)	482.6	422.0	385.5
Total current assets	1,381.3	1,188.6	1,187.7

Non current assets
Property, plant and equipment, net (note 4)	807.0	807.7	893.9
Assets available for sale (note 4)	8.4	8.3	21.0

Investments in associates (note 5)	8.9	12.5	11.7
Investments in other companies (note 5)	60.3	5.9	10.1
Goodwill (notes 1 (f) and 2)	1,417.3	1,331.1	1,343.5
Trademarks, net (note 3)	1,550.2	1,526.3	1,591.1
Developed Technology, net (note 3)	294.1	337.7	449.9
Other intangible assets, net (note 3)	60.2	51.5	46.5
Mirror swaps and Swaps associated with TSDI 3 (note 23)	19.7	25.7	36.5
Swaps associated with other borrowings (note 23)	36.8	40.5	60.1
Restricted cash (note 6)	0.0	0.0	90.5
Deferred income taxes (notes 1 (i) and 21)	40.2	32.6	34.1
Other non-current assets	4.7	4.3	4.6
Total non current assets	4,307.8	4,184.1	4,593.5

Total assets	5,689.1	5,372.7	5,781.2

The accompanying notes on pages 7 to 47 are an integral part of these financial statements.

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		Legrand Holding SA
	June 30, 2005	Dec 31, 2004	Jan 1, 2004
		Euros, in millions

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term borrowings (note 17)	301.3	203.6	103.2
Accounts and notes payable	361.5	311.3	252.7
Deferred income taxes (notes 1 (i) and 21)	3.7	3.8	3.0
Other current liabilities (note 18)	399.1	380.5	355.2
Total current liabilities	1,065.6	899.2	714.1

Deferred income taxes (notes 1 (i) and 21)	749.6	697.8	751.3
Other non-current liabilities (note 16)	242.4	229.3	229.3
Long-term borrowings (note 15)	1,684.5	1,674.4	2,197.7
Swaps associated with TSDI 1&2 (note23)	57.7	80.8	121.8
Swaps associated with other borrowings (note23)	50.2	78.3	52.5
Subordinated securities (note 13)	48.7	68.9	108.9

Related party loan (note 14)	1,305.1	1,275.8	1,216.6

Shareholders' equity
Capital stock (note 10)	759.4	759.4	759.4
Accumulated deficits (note 12 (a))	(197.6)	(254.0)	(275.9)
Translation reserve (note 12 (b))	(87.6)	(144.7)	(100.7)
Minority interests	11.1	7.5	6.2
	485.3	368.2	389.0

Total liabilities and shareholders' equity	5,689.1	5,372.7	5,781.2

The accompanying notes on pages 7 to 47 are an integral part of these financial statements.

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Consolidated statements of cash flows IFRS

	Legrand Holding SA
	Six-month ended June 30, 2005	Six-month ended June 30, 2004	Twelve-month ended Dec. 31, 2004
	Euros, in millions

Net income attributable to Legrand Holding	56.4	36.7	21.9
Reconciliation of net income to net cash provided from
(used in) operating activities :
- depreciation of tangible assets	70.5	72.6	141.5
- amortization of intangible assets	56.6	68.1	135.9
- allowance for tangible and intangible assets	1.5	0.0	0.6
- loss on extinguishment of debt	0.0	0.0	50.7
- changes in long-term deferred taxes	(2.6)	(3.7)	(27.3)
- changes in other long-term assets and liabilities	11.3	(5.1)	2.5
- minority interests	1.2	0.8	1.2
- equity in earnings of investees	(0.4)	(1.3)	(2.6)
- other items having impacted the cash	26.3	36.3	45.4
(Gains) losses on fixed asset disposals	2.6	(6.3)	(5.6)
(Gains) losses on sales of securities	0.0	0.0	0.3
Changes in operating assets and liabilities, net of effect
of investments in consolidated entities :
- inventories	(34.4)	(25.6)	(40.8)
- accounts receivable	(111.8)	(73.5)	9.8
- accounts and notes payable	40.2	76.7	60.9
- other operating assets and liabilities	6.6	29.2	29.2
Net cash provided from operating activities	124.0	204.9	423.6

Net proceeds from sales of fixed assets	2.1	28.6	45.4
Capital expenditures	(56.4)	(48.8)	(107.0)
Proceeds from sales of marketable securities	24.6	43.9	138.4
Investments in marketable securities	(0.7)	(5.7)	(18.5)
Investments in consolidated entities	(31.1)	0.0	0.0
Investments in non-consolidated entities	(57.0)	0.9	(0.1)
Net cash (used in) provided from investing activities	(118.5)	18.9	58.2

Related to shareholders' equity :
- capital increase	0.0	0.0	0.0
- dividends paid by Legrand Holding's subsidiaries	(1.0)	(0.5)	(0.8)
Other financing activities :
- reduction of subordinated securities	(20.2)	(19.7)	(39.9)
- new borrowings	120.1	5.0	929.7
- repayment of borrowings	(100.0)	(207.1)	(1,324.1)
- debt issuance cost	0.0	0.0	(6.3)
- increase (reduction) of bank overdrafts	11.1	(10.8)	(40.2)
Net cash (used in) provided from financing activities	10.0	(233.1)	(481.6)

Net effect of currency translation on cash	6.5	0.3	0.2
Increase (reduction) of cash and cash equivalents	22.0	(9.0)	0.4
Cash and cash equivalents at the beginning of the period	68.3	67.9	67.9
Cash and cash equivalents at the end of the period	90.3	58.9	68.3

Cash interests for the period	78.3	94.4	182.9
Income taxes paid during the period	30.5	16.7	45.5

The accompanying notes on pages 7 to 47 are an integral part of these financial statements

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.

Consolidated statements of shareholder’s equity IFRS

		Legrand Holding SA
	Capital	Retained	Translation	Minority	Total
	stock, at	earnings	reserve	interests	shareholders'
	par value				equity

Euros, in millions

As of January 1st, 2004	759.4	(275.9)	(100.7)	6.2	389.0
Net income for the period		36.7			36.7
Capital increase					0.0
Changes in translation reserve			13.8		13.8
Minority interests				0.5	0.5
As of June 30, 2004	759.4	(239.2)	(86.9)	6.7	440.0
Net income for the period		(14.8)			(14.8)
Capital increase					0.0
Changes in translation reserve			(57.8)		(57.8)
Minority interests				0.8	0.8
As of December 31, 2004	759.4	(254.0)	(144.7)	7.5	368.2
Net income for the period		56.4			56.4
Capital increase					0.0
Changes in translation reserve			57.1		57.1
Minority interests				3.6	3.6
As of June 30, 2005	759.4	(197.6)	(87.6)	11.1	485.3

The accompanying notes on pages 7 to 47 are an integral part of these financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

General information

Legrand Holding SA (the Company) and its subsidiaries (together ‘Legrand Holding’ or ‘the Group’) is one of the world’s leading international manufacturers of products and systems for low-voltage electrical installations and data networks used in residential, commercial and industrial buildings.

The Group is a "pure-play" operator, focused on developing, manufacturing and marketing a complete range of low-voltage electrical equipment. The Group markets its products under widely recognized brand names, including Legrand and Bticino. It is headquartered in Limoges, France with manufacturing and/or distribution subsidiaries and offices in more than 60 countries, and sells its products in more than 160 national markets. Its key markets are France, Italy and the United States, which accounted for approximately 67% of its net sales (by customer location) over the last three fiscal years.

The Company is a limited liability company incorporated and domiciled in France. The address of its registered office is 128, avenue du Maréchal de Lattre de Tassigny, 87 000 Limoges (France).

List of consolidated companies

The consolidated financial statements comprise the financial statements of Legrand Holding SA and its 112 controlled subsidiaries. The most significant consolidated operating subsidiary, Legrand SA is 100 % owned (operating subsidiaries of Legrand SA are all 100% owned by Legrand SA except for Legrand Polska, which is 93% owned). The following is a list of Legrand Holding SA's significant subsidiaries:

French subsidiaries:
Legrand SAS
Legrand SA
APW
Arnould-FAE
Baco
Inovac
Legrand SNC
Planet-Wattohm
Ura

Foreign subsidiaries:
Anam Legrand	South Korea
Bticino	Italy
Bticino de Mexico	Mexico
Bticino Quintela	Spain
Bufer Elektrik	Turkey
Electro Andina	Chile
Legrand Polska	Poland
Legrand	Germany
Legrand	Italy
Legrand	Greece
Legrand Electric	United Kingdom
Legrand Electrica	Portugal
Legrand Electrique	Belgium
Legrand Espanola	Spain
Legrand India	India
Luminex	Colombia
Ortronics	United States
Pass & Seymour	United States
Pial Eletro-Eletronicos Participacoes	Brazil
The Watt Stopper	United States
The Wiremold Company	United States

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1)

Accounting policies

These consolidated interim financial statements of Legrand Holding are for the six months period ended June 30, 2005. They have been prepared in accordance with  IAS 34, Interim Financial Reporting, and are covered by IFRS 1, First-time Adoption of IFRS. These consolidated interim financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (July 2005). The IFRS standards and IFRIC interpretations that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim financial statements.

The Group applies IAS 32 and IAS 39 from January 1st, 2004. The policies applied are disclosed separately below.

Legrand Holding’s consolidated financial statements were prepared in accordance with French Generally Accepted Accounting Principles (GAAP) until December 31, 2004. French GAAP differ in certain significant respects from IFRS. In preparing the group’s 2004 consolidated financial statements, management has amended certain accounting, valuation and consolidation methods applied in the French GAAP financial statements to comply with IFRS. The comparative figures in respect of 2004 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from French GAAP to IFRS on the Group’s equity and its net income and cash flows are provided in Note 27.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 1o.

a)

Basis of presentation and acquisition of Legrand SA

Prior to December 10, 2002, Legrand Holding SA had no significant operations of its own. As of December 31, 2001, the Group had total assets and shareholders' equity of less than €100,000 and total liabilities of less than € 10,000. For the period from January 1st, 2002 to July 31, 2002 and each of the years ended December 31, 2001 and 2000, the Group had no revenues, incurred expenses of less than € 10,000, earned interest income of less than € 5,000 and generated a net loss of less than € 5,000.

On December 10, 2002, the Group acquired 98 % of the outstanding share capital of Legrand SA. The remaining 2 % of the outstanding share capital of Legrand SA was acquired as of October 2, 2003.

The aggregate purchase price for the acquisition of Legrand SA, as well as related fees and expenses (€ 3,748 million) was financed by a combination of funds provided by a consortium of investors (€ 1,765 million), external banks (a facility under the senior credit agreement was drawn for an amount of € 1,833 million) and a vendor loan (€ 150 million).

b)

Consolidation

(1)

Subsidiaries

Subsidiaries (including special purpose entities) are considered if controlled. The group has the power to govern their financial and operating policies. Subsidiaries are fully consolidated from the date on which unilateral control is transferred to the Group. They are de-consolidated from the date on which unilateral control ceases.

(2)

Associates

Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50 % of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.

The financial statements of all subsidiaries, directly or indirectly controlled by the Group, are consolidated. All intercompany transactions have been eliminated.

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c)

Translation of foreign financial statements

For all countries:

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in euros, "the reporting currency".

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement under the heading "Exchange and translation gains (losses)",  except where hedge accounting is applied as explained in Note 1 l and for intercompany transactions, which are essentially permanent in nature.

For all countries other than those with highly inflationary economies:

•

Assets and liabilities are translated using exchange rates in effect as of the balance sheet dates;

•

Statements of income are translated at average exchange rates for the period; and

•

Gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in consolidated equity, until these companies are sold or substantially liquidated.

For countries with highly inflationary economies:

•

Inventories and non-monetary assets are recorded at their historical rates of exchange;

•

Other assets and liabilities are translated using exchange rates in effect as of the balance sheet dates; and

•

Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)".

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquired entity.

d)

Earnings per share

Earnings per share are not presented as the Group's shares are not held by the public.

e)

Cash and cash equivalents

Cash and cash equivalents consist of cash, short-term deposits and all other financial assets with an original maturity not in excess of three months. Marketable securities are not considered as cash equivalents.

f)

Intangible assets

Goodwill represents the excess of cost over the fair value of net identifiable assets acquired as of the date of the acquisition. It is not amortized. The Group assesses whether there has been a permanent impairment in the value of goodwill by evaluating annually economic factors including future cash flows from operating activities, income, trends and prospects as well as competition and other economic factors. The primary financial indicator used to assess impairment is whether discounted cash flows from operations over 5 years and terminal value thereafter will be sufficient to recover the carrying amount of goodwill. A loss is recognized for any excess of the carrying value over the fair value of the goodwill.

Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success, considering its technical commercial and technological feasibility, and costs can be measured reliably. Development costs are amortized from the starting date of the sale of the product on a straight line-basis over the period of its expected benefit, not exceeding 10 years.

Other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Trademarks that have an indefinite useful life are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

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Trademarks with definite lives and developed technology are amortized on an accelerated basis, in a manner that reflects the pattern in which the assets economic benefits are consumed.

Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

Other intangible assets, included in "other non-current assets" in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

g)

Property, plant and equipment

Land, buildings, machinery and equipment are carried at cost. In connection with the acquisition, the value of plants and properties was revalued by  € 39 million, including an estimated €15.5 million for land. The revaluation on plants and properties (€ 39 million less the value attributable to land, which is not amortizable) is depreciated on a straight-line basis over 25 years.

Assets acquired under lease agreements that transfer substantially all of the risks and rewards of ownership to the Group are capitalized on the basis of the present value of minimum lease payment and are generally depreciated over the shorter of the location or the useful live determined in accordance with Group policies (see below). French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the following:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Furniture and fixtures	5 to 10 years

h)

Inventories

Inventories are recorded at the lower of cost or market, with cost determined principally on a first-in, first-out (FIFO) basis. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes financing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

i)

Deferred income taxes

In accordance with IAS 12, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Currently or substantially enacted and expected to apply rates applicable for future periods are used to calculate year-end deferred income taxes.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

A valuation allowance is recorded against deferred tax assets to reduce these deferred tax assets to the amount likely to be realized. The assessment of the valuation allowance is done by tax entity, based on the tax strategy developed for the near future for each tax entity of the Group.

Provisions are made for withholding and other taxes which would be payable in case of distribution of earnings of subsidiaries and affiliates, except for those considered as permanently reinvested.

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j)

Revenue recognition and trade receivables

Revenues are recognized when all of the following criteria have been met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price is fixed or determinable and (iv) collectibility is reasonably assured. For the Group, this policy results in the recognition of revenue when title and risk of loss is transferred to the customer, which is generally upon shipment.

In addition, the Group offers certain sales incentives to customers consisting primarily of volume rebates, and discounts for prompt payment. Volume rebates are typically based on three, six, and twelve-month arrangements with customers, and rarely extend beyond one year. Since the volume of customer’s future purchases can be reasonably estimated based on historical evidence, the Group recognizes the rebates on a monthly basis as a reduction in revenue based on the estimated cost of honoring rebates earned and claimed to each of the underlying revenue transactions that reflect the progress by the customer toward earning the rebate. These volume rebates are generally accounted for as a reduction to customers’ account receivable balance. Discounts for prompt payment are recognized as a reduction of sales.

k)

Fair value of financial instruments

The carrying value of cash, short-term deposits, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximate their fair value because of the short-term maturity of these instruments. For short-term investments, comprised of marketable securities, fair value is determined based on the market prices of these securities. The fair value of long-term debt is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities. The fair value of interest rate swap agreements is the estimated amount that the counterparty would receive or pay to terminate the agreements, and is calculated as the present value of the estimated future cash flows.

l)

Derivative financial and commodity instruments

The Group's policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials. Therefore, the Group periodically enters into contracts such as swaps, options and futures, which relate to the nature of its exposure.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group does not designate any derivative as :

-

hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge);

-

hedges of highly probable forecast transactions (cash flow hedge);

-

or hedges of net investments in foreign operations.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 23.

All the derivatives entered into by the Group are therefore recorded at fair value in the balance sheet with the changes in fair value recorded to profit and loss.

The interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the notional amount.

The Group periodically enters into foreign currency contracts to hedge commitments, transactions or foreign income.

The Group may also enter into raw material contracts to totally or partially hedge its purchases. Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

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m)

Environmental and product liabilities

In accordance with IAS 37 the Group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly, the Group recognizes a loss if available information indicates that a loss is probable and reasonably estimable. In the event a loss is neither probable nor reasonably estimable but remains possible, the Group discloses this contingency in the notes to its consolidated financial statements.

With respect to environmental liabilities, the Group estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. With respect to product liabilities, the Group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such cases.

n)

Stock option plans

The Group operate equity-settled, share based compensation plans.

The cost of stock options granted is measured on the grant-date fair value of the award, and recognized over the vesting period.  At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable and recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

o)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a) Estimated impairment of goodwills and intangibles assets

The Group tests annually whether goodwill and intangibles assets with indefinite lives (brands) for impairment at least annually in accordance with the accounting policy stated in Note 1.f . Other intangibles that do not have indefinite useful lives are amortized over their estimated useful lives and, upon the occurrence of certain impairment indicators, are also subject to periodic impairment tests.

The judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause the Group to conclude that impairment indicators exist and that goodwill or other identifiable intangible assets associated with the acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on the consolidated financial condition and results of operations of the Group.

The accounting for goodwill and other intangible assets involves a number of critical management judgments, including:

• determining which intangible assets, if any, have indefinite useful lives and, accordingly, should not be subject to amortization;

• identification of events or changes in circumstances that may indicate that an impairment has occurred;

• making allocations of goodwill to cash generating reporting units;

• determining the fair value of reporting units in connection with annual impairment tests of goodwill;

• determining the implied fair value of goodwill, where necessary, which involves the preparation of a hypothetical purchase price allocation for the reporting as of the date of the impairment test;

• estimating the future discounted cash flows for purposes of periodic impairment tests on definite-lived intangible assets; and

• determining the fair value of indefinite-lived intangible assets for purposes of annual impairment tests.

Fair value is based either on the quoted market price in an active market for the asset, if available, or, in the absence of an active market, on discounted future cash flows from operating income less investments. Many assumptions and estimates underlie the determination of fair value. Another estimate using different, but still reasonable, assumptions could produce different results.

The Group applied the impairment test set forth in IAS 36 for all non amortized intangible assets using the following assumptions and parameters:

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• a weighted average cost from 8.50% to 12.0% in 2004

• a growth rate beyond the specifically forecasted period of between 2.50% to 3.00% per year in 2004.

No impairments were recognized for the year ended December 31, 2004

(b) Accounting for income taxes

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet.

The Group must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, it must establish a valuation allowance. To the extent the Group establishes a valuation allowance or increases this allowance in a period, it must include an expense within the tax provision in the consolidated statement of income.

Due principally to the significant interest and other expenses incurred as a result of the Acquisition, the Group currently has a significant amount of recognized net deferred tax assets (€ 75.8 million as of June 30, 2005). Significant management judgment is required in determining the valuation allowance recorded against the deferred tax assets. The Group has recorded a valuation allowance, and there are uncertainties regarding its ability to utilize some of the deferred tax assets before they expire, primarily certain net operating losses carried forward and foreign tax credits. The valuation allowance is based on the estimates of future taxable income by jurisdiction in which the Group operates, and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or it adjusts these estimates in future periods, the Group may need to adjust the valuation allowance.

p)

Transfers and servicing of financial assets

IAS39 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. According to this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.

q)

Segment reporting

The management of the group analyzes financial condition and results of operations on the basis of five geographic segments (France, Italy, Rest of Europe, USA/Canada and Rest of the World) based on region of production and not on where products are sold. For most purposes, management structure and internal controls are organized on the basis of the five geographic segments or national markets, rather than by product type or class, because local economic conditions and consumer demands are the principal factors affecting sales and market performance.

r)

Employee benefits

(a) Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The benefits paid to all employees in the Group subsidiaries’ home countries qualify as a post-employment defined benefit plan.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity.

The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are fully charged or credited to income.

The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

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(b) Other post-employment benefit obligations

Some Group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period.

(c) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

s)

Interim measurement note

(a) Seasonality of the business

The business of the Group is not subject to significant seasonal fluctuations.

(b) Current income tax

Income tax expense is recognised in the interim consolidated financial statements based on management’s best estimate of the consolidated effective annual income tax rate expected for the  year.

t)

Transition to IFRS

Application of IFRS 1

The Group’s financial statements for the year ended  December 31, 2005 will be the first annual financial statements that comply with IFRS. These interim financial statements have been prepared as described in Note 1 above. The Group has applied IFRS 1 in preparing these consolidated interim financial statements.

Legrand Holding transition date is January 1st, 2004. The Group prepared its opening IFRS balance sheet at that date. The reporting date of these interim consolidated financial statements is  June 30, 2005. The Group’s IFRS adoption date is January 1st, 2005.

In preparing these interim consolidated financial statements in accordance with IFRS 1, the Group did not apply the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The application of the exemptions by the group is as follows:

•

Business combination exemption

Legrand Holding has not elected to apply the business combination exemption in IFRS 1, and has restated the acquisition of Legrand SA that took place as at December 10, 2002.

•

Fair value as deemed cost exemption

Legrand Holding has not elected to measure certain items of property, plant and equipment at fair value as at January 1st, 2004.

•

Employee benefits exemption

Legrand Holding had recognized all cumulative actuarial gains and losses in the consolidated accounts established under French GAAP. This exemption is not applicable.

•

Cumulative translation adjustment differences exemption

Legrand Holding has not elected to set the previously accumulated cumulative translation adjustment to zero at January 1st, 2004.

•

Coumpound financial instruments exemption

The Group has not issued any coumpound instruments; this exemption is not applicable.

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•

Exemption from restatement of comparatives for IAS 32 and IAS 39.

The Group has elected not to apply the exemption. It applies IAS 32 and IAS 39 for derivatives, financial assets and financial liabilities and to hedging relationships.  The adjustments required for differences between French GAAP and IAS 32 and IAS 39 are determined and recognised at January 1, 2005.

•

Designation of financial assets and financial liabilities exemption

The group does not held any securities that are classified as available-for-sale. This exemption is not applicable.

•

Share based payment transaction exemption

The group already recorded stock option plan expenses in accordance with IFRS 2 recognition and measurement rules and therefore the exemption is not applicable.

•

Other exemptions that are not applicable and for which no adjustments are required are the followings:

1.

derecognition of financial assets and liabilities.

2.

hedge accounting transaction : Management did not claim any hedge accounting  from January 1st, 2004.

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2)

Goodwill (note 1 (f))

Goodwill is considered as an integral part of the assets of acquired companies.

Goodwill can be analyzed as follows:

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Gross value	1,417.3	1,331.1	1,343.5

of which :
- France	513.7	475.7	475.7
- Italy	350.5	350.4	350.4
- Other European countries	111.2	111.7	111.7
- United States of America	284.0	239.1	223.5
- Other countries	157.9	154.2	182.2
	1,417.3	1,331.1	1,343.5

The geographic allocation of goodwill is based on the acquired company's value, determined as of the date of its acquisition.

Changes in goodwill are analyzed as follows:

	June 30, 2005	Dec 31, 2004
	Euros, in millions
Gross value :
At the beginning of the period	1,331.1	1,343.5
- new acquisitions	16.3	0.0
- translation effect and other	69.9	(12.4)
At the end of the period	1,417.3	1,331.1

3)

Trademarks and Developed Technology and other intangible assets

Trademarks can be analyzed as follows:

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
At the beginning of the period	1,536.6	1,596.9
- new acquisitions	11.7	0.0
- disposals	0.0	0.0
- translation effect and other	14.9	(60.3)
	1,563.2	1,536.6	1,596.9
Less cumulated amortization	(13.0)	(10.3)	(5.8)
	1,550.2	1,526.3	1,591.1

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Developed technology can be analyzed as follows:

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
At the beginning of the period	574.4	578.3
- capital expenditures	0.0	0.0
- disposals	0.0	0.0
- new consolidated entities	0.0	0.0
- translation effect	6.3	(3.9)
	580.7	574.4	578.3
Less cumulated amortization	(286.6)	(236.7)	(128.4)
	294.1	337.7	449.9

For the first semester 2005, we recognized amortization expense of € 56.6 million related to intangible assets, of which developed technology and trademarks as follows:

	Developed technology	Trademarks	Total
	Euros, in millions
France	25.9	1.0	26.9
Italy	13.0	0.0	13.0
Rest of Europ	3.5	0.2	3.7
USA	4.7	0.8	5.5
Rest of the world	1.5	0.4	1.9
	48.6	2.4	51.0

Amortization expense of developed technology and trademarks for each of the five succeeding years is expected to be as follows:

	Developed technology	Trademarks	Total
	Euros, in millions
2nd semester 2005	48.6	2.4	51.0
Year 2006	81.3	4.5	85.8
Year 2007	58.1	4.2	62.3
Year 2008	46.4	4.0	50.4
Year 2009	29.0	3.7	32.7

Amortization of patents is included in research and development expenses.

Other intangibles assets can be analysed as follows:

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Research and Development	34.8	29.3	20.0
Software	11.8	11.5	13.5
Other	13.6	10.7	13.0
	60.2	51.5	46.5

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4)

Property, plant and equipment (note 1 (g))

a)

Analysis of  net tangible assets by geographic area

Net tangible fixed assets, including capitalized leases, were as follows as of December 31, 2004 :

	Dec 31, 2004
	France	Italy	Rest of Europe	USA / Canada	Rest of the world	Total
	Euros, in millions
Land	23.6	5.4	20.5	3.3	16.9	69.7
Buildings	144.7	68.8	60.0	24.7	19.1	317.3
Machinery and equipment	157.7	85.1	43.9	36.1	26.3	349.1
In progress and other	27.9	3.5	17.6	21.9	9.0	79.9
	353.9	162.8	142.0	86.0	71.3	816.0	*

* of which €8.3 million are available for sale.

Net tangible fixed assets, including capitalized leases, were as follows as of June 30, 2005:

	Jun 30, 2005
	France	Italy	Rest of Europe	USA / Canada	Rest of the world	Total
	Euros, in millions
Land	24.2	5.4	20.8	3.7	18.7	72.8
Buildings	138.4	65.7	59.7	26.0	24.7	314.5
Machinery and equipment	143.2	81.5	43.2	36.6	34.1	338.6
In progress and other	31.8	5.2	16.6	24.6	11.3	89.5
	337.6	157.8	140.3	90.9	88.8	815.4	*

* of which €8.4 million are available for sale.

b)

Analysis of changes in tangible assets

Changes in property, plant and equipment can be analysed as follows for six month period ended June 30, 2005 :

	Jun 30, 2005
	France	Italy	Rest of Europe	USA / Canada	Rest of the world	Total
	Euros, in millions
Capital expenditures	14.8	10.3	7.2	6.6	6.0	44.9
Disposals at NBV	(1.1)	(0.4)	(0.8)	(2.2)	(0.3)	(4.8)
Amortization expense	(30.1)	(14.9)	(10.1)	(9.7)	(5.7)	(70.5)
Transfers and change in scope of consolidation	0.1	0.0	0.5	0.4	6.7	7.7
Translation effect	0.0	0.0	1.5	9.8	10.8	22.1
	(16.3)	(5.0)	(1.7)	4.9	17.5	(0.6)

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	Jun 30, 2005
	Capital expen-ditures	In progress transfer	Disposals at NBV	Amortization expense	Transfers and change in scope of consolidation	Translation effect	Total
	Euros, in millions
Land	0.0	0.1	(0.1)	(0.3)	0.9	2.5	3.1
Buildings	1.6	1.7	(1.5)	(11.1)	0.0	6.5	(2.8)
Machinery and equipment	19.0	12.4	(1.9)	(51.2)	2.2	9.0	(10.5)
In progress and other	24.3	(14.2)	(1.3)	(7.9)	4.6	4.1	9.6
	44.9	0.0	(4.8)	(70.5)	7.7	22.1	(0.6)

c)

Property, plant and equipment include the following assets held under capital leases:

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Land	3.8	3.9	3.9
Buildings	31.7	36.7	55.2
Machinery and equipment	38.6	35.4	7.6
	74.1	76.0	66.7
Less depreciation	(33.5)	(37.2)	(14.2)
	40.6	38.8	52.5

d)

Capital lease obligations are presented in the balance sheets as follows:

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Long-term borrowings	15.1	18.5	22.0
Short-term borrowings	7.7	7.3	5.8
	22.8	25.8	27.8

e)

Future minimum lease payments related to capital leases are as follows:

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Payable within one year	7.7	7.3	7.3
Payable in one to two years	9.3	8.1	6.8
Payable in two to three years	3.8	7.1	6.1
Payable in three to four years	1.5	3.2	5.2
Payable in four to five years	0.9	0.9	2.2
Payable beyond five years	1.7	1.8	2.3
	24.9	28.4	29.9
Of which interest portion	(2.1)	(2.6)	(2.1)
Present value of future minimum lease payments	22.8	25.8	27.8

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5)

Investments

Investments which do not relate to consolidated companies are as follows:

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Investments in other companies	60.3	5.9	10.1

The main variation of other investments is related to the recent Group’s acquisitions, Van Geel and Zucchini.

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Investments in associates	8.9	12.5	11.7

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6)

Restricted cash

Under the terms of the “Senior Credit Agreement” (note 15), a bank deposit amounting to € 150 million was required to be maintained in an account with the facility agent under the senior credit agreement and should be released according to the amortization schedule set forth below. The deposit earns interest based on market conditions and is available only for payments on the TSDIs or related derivative obligations.

Concomitant to the new “facility agreement”, the bank deposit has been released accordingly.

The remaining part concerns cash collateral related to other existing derivative obligations.

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
2004			37.0
2005	14.6	27.0	43.0
2006	0.0	0.0	31.5
2007	0.0	0.0	16.0
	14.6	27.0	127.5

7)

Inventories (note 1 (h))

Inventories are as follows:

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Purchased raw-materials and components	166.2	143.6	129.5
Sub-assemblies, work in process	96.4	93.2	89.1
Finished goods	285.3	246.9	227.7
	547.9	483.7	446.3
Less cumulated allowances	(65.3)	(61.7)	(60.8)
	482.6	422.0	385.5

8)

Trade accounts receivable

The Group realizes over 95 % of its sales from sales to electrical distributors, the two largest distributors representing approximately 26 % of consolidated net sales.

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Trade accounts receivable	578.2	433.4	428.0
Notes receivables	79.6	94.8	115.1
	657.8	528.2	543.1
Less cumulated allowances	(23.4)	(32.5)	(33.2)
	634.4	495.7	509.9

9)

Marketable securities

Marketable securities are carried at the lower of cost or market.

The fair value of the marketable securities are equal to their net book value.

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10)

Capital stock

Capital stock consists of the following:

	June 30, 2005	Dec 31, 2004	Jan 1, 2004

Common shares	759,350,900	759,350,900	759,350,900
Issued and outstanding	0	0	0
Held by the Group	0	0	0
	759,350,900	759,350,900	759,350,900

Due to the debt commitments, Legrand Holding SA can not pay any dividend to its shareholders.

11)

Stock options and employee profit sharing

a)

 Legrand Holding SA stock-option plans

The Company has one stock option plan under which stock options may be granted to purchase a specified number of common shares of the Company at an exercise price of € 1.00/share for options granted during the years 2003 and 2004, and € 1.40/share for options granted during 2005, this for a term of 9 years.  Pursuant to the terms of the plan, stock options may be granted, at the discretion of the board of directors, to substantially all employees.  Employees may not vest in any options, except upon the occurrence of certain specified events, prior to the eight-year anniversary of the date of grant.  In addition, the vesting of options is contingent upon the internal rate of return achieved with respect to Lumina Parent’s (the Company’s ultimate parent) investment in the Company.  As of June 30, 2005, the Company had 882,653 options available for grant pursuant to existing authorizations under approved plans.

The Group applied IFRS 2 and in consequence recorded a charge of € 1.5 million as at June 30, 2005 and of € 2.5 million as at December 31, 2004.

A summary of the activity pursuant to the Company’s stock option plan is presented below:

Subscription plan
Balance at the end of 2002	0

Options granted	9,555,516
Options exercised	0
Options cancelled	(597,000)
Balance at the end of 2003	8,958,516

Options granted	2,298,200
Options exercised	0
Options cancelled	(602,200)
Balance at the end of 2004	10,654,516

Options granted	810,000
Options exercised	0
Options cancelled	0
Balance as of June 30, 2005	11,464,516

None of the outstanding options is exercisable as of June 30, 2005.

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b)

 Legrand SA stock-option plans

In May 1999, the shareholders authorized the company to issue, until May 2004, up to 700,000 options to purchase or subscribe to common shares or preferred, non-voting shares. This option plan was opened to all French employees. On December 13, 1999, the company established a new plan for the purchase of common shares, open to all French employees meeting certain limited employment qualifications. The exercise price is equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to December 13. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. Options granted do not vest for 5 years subsequent to the date of the grant and are forfeited if the employee is dismissed for wilful misconduct.

On November 21, 2000, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date.

On November 13, 2001, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 13, 2001. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

Holders of stock options granted by Legrand SA (other than holders of stock options granted in 2001) have the right to exchange the common and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares’ pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand SA.

On December 10, 2002, Legrand SAS and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to Legrand SAS, if Legrand SAS so wishes, and Legrand SAS has agreed to purchase, if Schneider so wishes, all common and preferred non-voting shares of Legrand SA held by Schneider as a result of the exercise of such stock options. The call options are exercisable by Legrand SAS for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and in no event later than twelve months after such date.

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Options subject to Schneider’s stock options undertaking have exercise periods that continue through and until November 2007.

The shareholders meeting of Legrand SA approved major distribution of reserves for € 375 million in 2003 and for € 675 million beginning 2004. In consequence the value and the number of options have been adjusted.

Nature of the plans	subscription				purchase
Dates of attribution of options	1998		2000	2001	1999
Nature of shares offered	common	preferred	common	common	common
Number of grantees	6		8,999	9,122	8,814
Exercisable from	10-1998		11-2005	11-2005	12-2004
Exercisable until	10-2004		11-2007	11-2008	12-2006
Option price (in Euros) before retained earnings ditribution	165.56	100.01	191.50	143.00	222.00
Option price (in Euros) after retained earnings ditribution	121.20	61.77	140.19	104.68	162.51
Number of options granted	7,500	2,500	124,240	178,766	85,708

Options cancelled	(2,000)		(18)		(4,508)
Balance at the end of 2002	5,500	2,500	124,222	178,766	81,200

New options issued from retained earnings ditribution as at Nov 15, 2003	513	489	16,218	21,353	11,998
Options exercised
Options cancelled			(372)	(372)	(376)
Balance at the end of 2003	6,013	2,989	140,068	199,747	92,822

New options issued from retained earnings ditribution as at Mar 30, 2004	1,507	1,057	38,002	52,996	28,963
Options exercised	(7,520)	(4,046)
Options cancelled			(9)		(7)
Balance at the end of 2004	0	0	178,061	252,743	121,778
Options exercised			(90)
Options cancelled
Balance at the end of June 30, 2005	0	0	177,971	252,743	121,778

c)

Employee profit sharing

French law provides for employees to share in the profit of the French group companies to the extent that the profit after tax of such entities exceeds a certain level. Amounts accrued are generally payable to employees after a period of 5 years and bear interest at varying, negotiated rates (from 5 to 6%).

In addition to this obligation, French group companies and certain foreign subsidiaries pay their employees a portion of their income calculated on the basis of predetermined formulas negotiated by each entity.

Employee profit sharing expense amounted to € 13.6 million for half year 2005.

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12)

Accumulated deficits and foreign translation reserve

a)

Accumulated deficits

Accumulated deficits of Legrand Holding SA and its consolidated subsidiaries can be analyzed as follows:

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
		Euros, in millions
Legal reserve (not distributable)	0.0	0.0	0.0
Accumulated deficits	(197.6)	(254.0)	(275.9)
Share of earnings of consolidated companies	0.0	0.0	0.0
	(197.6)	(254.0)	(275.9)

b)

Translation reserve

As specified in note 1 (c) the foreign currency translation reserve reflects the effects of currency fluctuations on financial statements of subsidiaries when they are translated into euros.

The foreign currency translation reserve records the impact of fluctuations in the following currencies:

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
		Euros, in millions
US dollar	(97.1)	(134.5)	(113.6)
Other currencies	9.5	(10.2)	12.9
	(87.6)	(144.7)	(100.7)

The line "other currencies" mainly refers to currencies of countries located in rest of Europe area in June 30, 2005 and to currencies of countries located in rest of the world aera in December 31, 2004 (note 27).

13)

Subordinated perpetual notes (TSDIs)

In December 1990 and March 1992, Legrand SA issued, at par, subordinated perpetual notes with nominal values of € 457 million and € 305 million, respectively.

The subordinated perpetual notes have no stated due date or maturity and Legrand SA has no obligation to redeem them unless Legrand SA enters into liquidation or voluntary dissolution, or if a final judgment is entered ordering the sale of the entire business of Legrand SA. In such case, redemption of the principal of the subordinated perpetual notes would be subordinated to the complete payment of all creditors, excluding any participating loans (prêts participatifs) or participating securities (titres participatifs) that might be outstanding.

At the time of issuance, agreements were entered into with third party companies who will repurchase the securities from the holders fifteen years after issuance. In accordance with these agreements, and in return for initial lump sum payments of € 100 million and € 77 million, these companies have agreed to relinquish any rights to interest on these securities after that time. Until the time of this repurchase, third party is obligated to make periodic interest payments on the nominal value, calculated at a rate indexed to the Paris inter-bank offered rate (EURIBOR). In accordance with French tax instructions, these payments are only tax deductible for the portion representing the net proceeds of the issue.

The payment of interest on the subordinated perpetual notes can be suspended if (i) Legrand SA's consolidated net equity falls below € 412 million, (ii) Legrand SA has not paid an ordinary dividend (excluding dividends paid on preferred, non-voting shares and first statutory dividend) and (iii) no interim dividend has been declared. Deferred payments would bear interest, would not be subordinated in case of liquidation and would be paid before the payment of any ordinary dividend.

In order to manage its exposure to interest rate changes, semi-annual payments have been hedged using interest rate swaps. The payments, taking into account the effect of the swap agreements, represented on an annual basis, 11.0 % and 10.3 % of the average residual carrying value for first semester 2005 and year 2004, respectively.

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The amortization of the residual carrying value, in the balance sheet is as follows:

Jun 30, 2005
Euros, in millions
Payable within one year	29.7
Payable in one to two years	19.0
48.7

14)

Related Party Transactions

•

Related party loan

The related party loan refers to the Subordinated Shareholder PIK Loan which bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group’s ultimate parent, Lumina Parent Sarl.

•

Principal shareholder transactions

In connection with the acquisition of Legrand in 2002, certain senior executives and management of Legrand were granted warrants (by the Group’s parent company) to acquire common shares in the Group’s parent company. IFRS 1 requires companies to account for such plans as if they are their own. Accordingly, upon the occurrence of certain specified future events and the achievement of certain specified performance conditions, the Group may be required to recognize expense.

15)

Long-term borrowings

Long term borrowings can be analyzed as follows:

	Jun 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Senior Credit Agreement	0.0	0.0	1,323.8
Facility Agreement	690.6	847.5	0.0
High-Yield notes	566.6	535.7	555.4
8 1/2 % debentures	320.6	285.2	306.7
Other long-term borrowings	118.1	18.4	77.2
	1,695.9	1,686.8	2,263.1
Debt issuance costs	(11.4)	(12.4)	(65.4)
	1,684.5	1,674.4	2,197.7

 Long-term borrowings are denominated in the following currencies:

	Jun 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Euro	1,334.7	1,390.7	1,928.9
US Dollar	359.3	295.2	328.0
Other currencies	1.9	0.9	6.2
	1,695.9	1,686.8	2,263.1

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Maturity dates are as follows:

	Jun 30, 2005	Dec 31, 2004
	Euros, in millions
Payable in one to two years	164.5	162.7
Payable in two to three years	259.8	161.4
Payable in three to four years	157.0	158.1
Payable in four to five years	224.6	381.7
Payable beyond five years	890.0	822.9
	1,695.9	1,686.8

Interest rates on long-term borrowings are as follows:

average interest
Jun 30, 2005	rate after SWAP
transaction

Facility Agreement	2.75%
High-Yield notes	10.67%
8 1/2 % debentures	4.50%
Other borrowings	2.51%
Capital lease obligations	3.49%

These borrowings are collateralized as follows:

	Jun 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Assets mortgaged or pledged as collateral	13.3	3.5	13.4
Guarantees given to banks	18.0	17.9	18.0
Guarantees given under the Senior credit agreement	0.0	0.0	1,615.0
Legrand SA shares pledge given under Facility Agreement	846.2	925.2	0.0
	877.5	946.6	1,646.4

a)

Facility agreement

In December 2004 Legrand Holding refinanced the € 2,222 million senior secured facilities which were put in place in 2002 by a new € 1,400 million syndicated loan facility.

The € 1,400 million syndicated loan facility is made of a 5 year multicurrency term loan of € 700 million and a 5 year multicurrency revolving credit facility of €700 million both due in 2009.

Repayment of the 5 year multicurrency term loan is to be made in semi-annual instalments (in amounts of € 77.8 million) commencing on December 17, 2005 and ending December 2009. The revolving credit facility may be utilized by way of drawing of loans and shall be repaid on the last day of its interest period.

The interest of the 5 year term loan and the 5 year revolving credit facility will be the aggregate of (i) a margin determined quarterly and (ii) EURIBOR. The opening margin for the initial period interest ending 30th June 2005 will be 60 basis points. Interests are payable on the last day of each Interest Period or every six months in the case of interest periods  longer than six months.

Issuance costs related to the € 2,222 million senior secured facilities have been capitalized and amortized over the duration of the senior secured facilities. As a consequence of the anticipated reimbursement of the senior secured facilities in December 2004, the net value of the issuance costs related to the senior secured facilities have been written off for their remaining amount of € 50.7 million on December 31, 2004 and accounted in our income statement under the “Loss on extinguishment of debt” item.

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As of December 31, 2004 and June 30, 2005, the following schedule summarizes the future principal payments required by the Group under the Facility agreement:

	Jun 30, 2005	Dec 31, 2004
	Euros, in millions
Payable within one year	155.6	77.7
Payable in one to two years	155.6	155.6
Payable in two to three years	155.6	155.6
Payable in three to four years	155.6	155.6
Payable in four to five years	223.8	380.7
	846.2	925.2

The Facility agreement can be analyzed as follows:

	Jun 30, 2005		Interest
	Euros, in millions	Maturity	rates

- Term Facility	700.0	2009	Euribor + 0.60
- Revolving Facility	146.2	2009	Euribor + 0.60

b)

High Yield notes

On February 12, 2003, the Group issued (i) $ 350 million of senior notes due in 2013 and bearing interest at 10 ½ % per annum and (ii) € 277.5 million of senior notes due in 2013 and bearing interest at 11 % per annum (“the high yield bonds”). The gross proceeds of the issuance of the high yield bond amounted to € 601.1 million.

c)

8½% Debentures (Yankee bonds)

On February 14, 1995, Legrand SA issued on the United States public market $400 million of 8 1/2% debentures due February 15, 2025. Interest on the debentures is payable semi-annually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

The debentures are not subject to any sinking fund and are not redeemable prior to maturity, except upon the occurrence of certain changes in the law requiring the payment of amounts in addition to the principal and interest. Should Legrand SA, by law, not be permitted to pay any such additional amounts, redemption generally would be mandatory or, if such amounts could be paid, Legrand SA may, at its option, redeem all - but not part - of the debentures. Each holder of the debentures may also require Legrand SA to repurchase its debentures upon the occurrence of a hostile change of control.

In connection with the issuance of the debentures, Legrand SA also entered into interests rate swap agreements (see note 23 a).

d)

Further borrowings capacity

As of June 30, 2005 a further € 690.1 million were available for borrowing as part of the facilities granted under the Facility agreement (€ 553.8 million under the Revolver facility and € 136.3 million under other baskets).

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16)

Other non-current liabilities

Long-term liabilities are as follows:

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Retirement indemnities in France *	24.1	22.1	19.7
End of contract indemnities in Italy *	49.1	47.4	46.8
Other retirement indemnities and benefits *	59.8	57.5	51.9
Employees profit sharing (long-term portion)	26.9	25.2	35.0
Other long-term liabilities	82.5	77.1	75.9
	242.4	229.3	229.3

* Those items represent long-term portion of pension and post-retirement benefits (€ 133 million). The short-term portion of € 9.1 million is classified in other short-term liabilities. Thus total amount of those liabilities is € 142.1 million and is detailed in note 16 (a), which shows a total liabilities of € 266.8 million less a total assets of € 124.7 million.

a)

Total pension and post-retirement benefit of the group

The global obligation of the Group’s pension and post retirement plans, including short-term and long-term liabilities, and consisting primarily of the plans in France, Italy, the United States of America and the United Kingdom, is as follows:

	Jun 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions

Projected benefits obligation (PBO)
Accumulated PBO beginning of period	245.7	233.0
Service cost	8.2	17.5
Interest cost	2.1	10.4
Benefits paid	(6.0)	(25.2)
Employee contribution	0.2	0.4
Plan admendment	0.0	0.3
Actuarial loss (gain)	2.3	6.9
Curtailments, settlements, special termination benefits	0.0	1.7
Foreign currency translation	14.3	(5.3)
Other	0.0	6.0
Accumulated PBO end of period (I)	266.8	245.7	233.0

Plan assets at fair value
Fair value of plan assets, beginning of period	109.9	110.8
Actual return on plan assets	4.6	7.8
Employer contribution	2.7	9.7
Plan participant contributions	0.2	0.4
Benefits paid	(4.2)	(15.4)
Foreign currency translation	11.5	(3.4)
Fair value of plan assets, end of period (II)	124.7	109.9	110.8

Pension liability recognised
in balance sheet (I) - (II)	142.1	135.8	122.2
Short-term liability	9.1	8.8	3.8
Long-term liability	133.0	127.0	118.4

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The impact on the consolidated income is as follows:

	Jun 30, 2005	Jun 30, 2004
	Euros, in millions
Service cost - rights newly acquired	(8.2)	(12.7)
Service cost - cancellation of previous rights	0.0	0.0
Payments of rights (net of cancellation of prior reserves)	0.0	0.0
Interest cost	(4.4)	(1.4)
Other	(0.2)	0.0
Net revenue of fund	4.6	3.6
	(8.2)	(10.5)

The pension plan weighted-average asset allocation is as follows as at June 30, 2005:

	France	United States and United Kingdom	Total
	%
Equity security	0.0	55.0	43.0
Debt security	0.0	30.0	23.0
Insurance company funds	100.0	15.0	34.0
	100.0	100.0	100.0

b)

Provision for retirement indemnities in France

Based on labor agreements or internal conventions, the employees of the Group may be entitled to retirement indemnities, as well as complementary pensions in addition to those acquired in compliance with legal obligations in force in each country.

The provisions recorded in the consolidated balance sheet concern only rights which are not definitively acquired and the Group has no obligation with respect to rights definitively acquired by former employees, such rights having been duly paid at the time of their retirement, either directly or through insurance companies.

Provision recorded in the consolidated balance sheet amounts to € 36 million, that is the difference between an Accumulated Projected Benefit Obligation of € 60 million and the fair-value of the attached plan assets of € 24 million.

The computation of these obligations was based on turnover, mortality, and assumptions of increase of salaries and discount rates. In France, the calculation was based on an assumption of an increase of salaries of 3.0  % and a discount rate of 4.5%.

Accordingly, the provision recorded in the consolidated balance sheet corresponds to the portion of the global obligation remaining payable by Legrand SA; this amount is equal to the difference between the global obligation recalculated at each closing, based on assumptions described above, and the net residual value of the fund at this same date.

c)

Provision for end-of-contract indemnities in Italy

In accordance with employment legislation in force in Italy, provisions for end-of-contract indemnities have been established in the accounts of the Italian companies (€ 54.2 million as of June 30, 2005). The accrued benefits are defined by law and amounts to approximately one month of remuneration per year of service. Amounts attributed to an employee are revalued each year in accordance with a specific index published by the government. Such amounts are fully vested and are paid at the time an employee leaves. The companies have no further liability to the employee once such payment is made.

The computation of the obligations was based on turnover, mortality, and assumptions of increase in salaries and discount rates. In Italy, the calculation was based on a assumption of an increase in salaries of 2.5%, a discount rate of 4.4%.

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d)

Provision for retirement indemnities and other postretirement benefits in the United States and the United Kingdom

In the United States and the United Kingdom, the Group provides pension benefits for employees and health care and life insurance for certain retired employees.

The pension benefits above amount to € 143.8 million as of June 30, 2005. This amount is compensated by pension fund assets estimated at €  97.2 million as of June 30, 2005 and provisions.

The computation of the future obligations was based on turnover, mortality, and assumptions of increase in salaries and discount rates. In the United Sates of America, the calculation was based on an assumption of an increase in salaries of 3.0%, a discount rate of 6.0 % and an expected return on plan assets of 7.0%. In the United Kingdom, the calculation was based on an assumption of an increase in salaries of 2.7%, a discount rate of 5.0 % and an expected return on plan assets of 7.0%.

17)

Short-term borrowings

	Jun 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Current portion of long-term debt	155.6	81.0	54.2
Current portion of capital leases	7.7	7.3	5.8
Bank overdrafts	85.1	80.9	39.4
Other short-term borrowings	52.9	34.4	3.8
	301.3	203.6	103.2

18)

Other current liabilities

	June 30, 2005	Dec 31, 2004	Jan 1, 2004
		Euros, in millions
Tax liabilities	107.7	97.9	63.8
Accrued salaries and payroll taxes	140.2	139.9	132.6
Short-term portion of employee profit sharing	6.0	3.0	6.0
Payables related to fixed asset acquisitions	8.3	16.0	11.2
Amounts due for services	26.8	18.9	16.2
Accrued interest	47.7	39.2	42.3
Customer advance payments	1.8	1.8	1.6
Others	60.6	63.8	81.5
	399.1	380.5	355.2

Provisions for restructuring charges included in the line others can be analyzed as follows:

Jun 30, 2005
Euros, in millions
At the beginning of the period	23.4
- new consolidated companies	0.0
- new accruals	4.8
- reversal of accruals	(6.7)
- translation effect	0.7
At the end of the period	22.2

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19)

Analysis of certain expenses

a)

Operating expenses include, in particular, the following categories of costs:

	Six-month ended June 30, 2005	Six-month ended June 30, 2004
	Euros, in millions
Consumption of raw-materials and parts	(440.1)	(424.1)

Salaries and related payroll taxes	(440.4)	(424.6)
Employees profit sharing	(13.6)	(14.2)
Total cost of personnel	(454.0)	(438.8)

The headcount of the Group on a consolidated basis as of June 30, 2005 amounts to 25,479.

b)

Other income (expense) include:

	Six-month ended June 30, 2005	Six-month ended June 30, 2004
	Euros, in millions
Currency exchange and translation gains (losses)	(24.0)	(9.1)

20)

Interest income (expense)

	Six-month ended June 30, 2005	Six-month ended June 30, 2004
	Euros, in millions
Interest income	12.9	13.5
Interest expense	(121.0)	(141.7)
Other financial income	20.4	11.3
	(87.7)	(116.9)

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21)

Income taxes (current and deferred)

Income before taxes, minority interests and equity in earnings of investees is as follows:

	Six-month ended June 30, 2005	Six-month ended June 30, 2004
	Euros, in millions
France	(41.7)	(41.7)
Outside France	138.2	112.0
	96.5	70.3

Income tax expense consists of the following:

Six-month ended June 30, 2005
Euros, in million
Current income taxes :
France	(1.2)
Outside France	(44.3)
(45.5)
Deferred income taxes :
France	19.2
Outside France	(13.0)
6.2
Total income taxes :
France	18.0
Outside France	(57.3)
(39.3)

The reconciliation of total income tax expense during the period to the normal income tax rate applicable in France is analyzed below:

	Six-month ended June 30, 2005
	Euros, in millions	Tax rate
Normal French income tax rate	(33.7)	34.93%
Increases (reductions) :
- effect of foreign income tax rates	1.1	(1.13%)
- non taxable items	(5.4)	5.55%
- income taxable at specific rates	(3.5)	3.60%
- others	2.2	(2.27%)
	(39.3)	40.68%
Impact on deferred income taxes :
- effect of tax rate modifications on opening balance
- valuation allowances on deferred income tax assets

Effective income tax rate	(39.3)	40.68%

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Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses or tax and financial statement purposes and are analyzed as follows:

	Jun 30, 2005	Dec 31, 2004
	Euros, in millions
Deferred income taxes recorded by French companies	(395.7)	(376.9)
Deferred income taxes recorded by foreign companies	(281.8)	(261.8)
	(677.5)	(638.7)
Origin of deferred income taxes :
- depreciation of fixed assets	(96.3)	(95.9)
- tax losses to be carried forward	21.4	21.3
- employee profit sharing	3.4	2.8
- retirement indemnities and benefits	23.4	22.2
- subordinated securities	(15.8)	33.5
- patents	(111.3)	(123.4)
- trademarks	(554.5)	(546.4)
- allowances for inventory and bad debt	17.5	12.8
- fair value of derivative instruments	4.7	13.3
- translation effect	10.6	16.7
- non deductible provision	5.8	8.4
- margin inventory	8.9	7.6
- others	4.7	(11.6)
	(677.5)	(638.7)

As of June 30, 2005, the Group had net operating loss carry forwards of € 538.3 million for which a deferred tax asset was recognized (associated deferred tax asset of € 182.2 million) and which expire in various amounts from 2008 through 2023.

An allowance for deferred tax asset whose realization is not more likely than not was recorded amounting € 160.8 million.

22)

Contingencies and commitments

The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

BTicino SpA litigation

In the second half of 2001, approximately 180 current and former employees of BTicino SpA, (BTicino), our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, as the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement, which the social security agency could seek to recover from the Group. Management believes the risk of loss to the Group is remote.

Legal proceeding

In October 2003 an action was brought against one subsidiary of the Group  and two other major suppliers of back-wires in the United States alleging that one of our products, quick connect receptacle, is not suitable for consumption and should be withdrawn from the United States markets and all production should be discontinued.

The Group has responded to these allegations and fixed a counterclaim, as it believes that this claim is unsubstantiated. The quick connect receptacle has been sold in the United States over the past years and during such period no accidents have been reported in connection with the use of such receptacles. In addition management does not believe that the claimant has evidence of damages nor has the claimant alleged any damages or accidents from the receptacle use in this claim. This litigation is currently being considered by the Superior Court of the State of California and the United States District Court of South Carolina Charleston Division as to certain procedural matters. At this time and although the Group believes the claims are unsubstantiated, it is too early to assess the eventual outcome of this situation.

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Future rental commitments

The Group uses certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under non-cancellable leases are detailed below:

Jun 30, 2005
Euros, in millions
Payable within one year	22.6
Payable in one to two years	16.4
Payable in two to three years	12.7
Payable in three to four years	8.5
Payable in four to five years	7.4
Subsequent years	13.5
81.1

23)

Financial instruments

The Group does not hold or issue financial instruments for trading purposes.

a)

Interest rate swaps

In order to manage and cover interest rate risks, the Group entered into interest rates swap agreements with selected major financial institutions. The fair value of each of the swap agreements is determined at each closing, based on rates implied in the yield curve at the reporting date; those may change significantly, thus having an impact on future cash flows.

Interest rate swaps relating to the subordinated securities (note 13)

The notional amount of these swaps increases over time to a maximum of € 760 million and matures at the same date, as periodic payments are due so as to provide an effective hedge of the payments. The net cost of the subordinated securities, including the fair value of the related swaps in effect and committed, is lower than the conditions normally offered by the financial markets.

	Jun 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Interest rate swaps hedging subordinated securities
notional amount	753.7	730.0	671.7
Swaps associated with TSDI 1&2 (liabilities)	57.7	80.8	121.8
Mirror swaps and swaps associated with TSDI 3 (assets)	19.7	25.7	36.5

Interest rate swap relating to the 8 1/2% debentures (Yankee bonds) (note 15)

The purpose of this swap is to convert the fixed remuneration paid to the holders of the debentures into a variable remuneration indexed on LIBOR until the maturity of the issue. The fair value of this swap is exactly symmetrical to the fair value of the debentures.

As a result of this swap agreement, the effective interest rate of the debentures after the swap agreement was executed is LIBOR plus a margin of 0.53% (4.24 % as of December 31, 2004).

At the beginning of February 2003, we entered into cross currency interest rate swap with respect to the Yankee bond pursuant to which the interest rate payable on $ 350 million principal amount was fixed at 4.6 % per year. The remainder $ 50 million still bear a floating coupon (LIBOR + 0.53%).

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On April 2003, we entered into a swap novation agreement where we sold the 2008-2025 maturity bracket of the “Yankee bond swap” (original maturity 30 years). As a result, from February 2008 onwards, our Yankee Bond will pay a fixed 8.5 % coupon again. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

	Jun 30, 2005	Dec 31, 2004	Jan 1, 2004

Interest rate swap hedging the 8 1/2 % debentures
notional amount (USD, in millions)	400.0	400.0	400.0
Swaps associated with other borrowings (assets) (Euros, in millions)	36.8	40.5	60.1
Swaps associated with other borrowings (liabilities) (Euros, in millions)	50.2	78.3	52.6

b)

Interest rate risk

As part of an interest rate risk management policy aimed principally at hedging the risk of an increase in interest rates, the Group has structured its resources by dividing its debt into a combination of fixed and variable interest rate amounts.

At June 30, 2005 the breakdown of financial gross debt (excluding the subordinated perpetual securities) was as follows:

Jun 30, 2005
Euros, in millions
Fixed rates	855.7
Variable rates (1)	1,130.1

(1) The variable rate debt is covered by interest rate hedge contracts with maturities of no more than three financial years

The hedging interest rate risk portfolio consists purely of CAPs.

Maturity	Nominal	Reference rate	Average guaranteed rate including premium
	Euros, in millions
2005	1,000.0	Euribor	3.57%
2006	600.0	Euribor	3.24%
2007	600.0	Euribor	3.24%

All those CAPs have been booked at their fair value in the balance sheet, and changes in fair value through profit and loss, as they do not meet the hedging criteria under IAS39. The impact of the changes in value of fair value of financial instruments on the result of Group is € 0.5 million.

c)

Foreign exchange contracts

The Group entered into forward exchange contracts for an amount of $ 130 million to hedge certain foreign currency positions.

d)

Forward price contracts on raw material

The Group may also enter into forward raw material contracts covering all or part of its future purchases and for periods of time not in excess of twelve months. As of June 30, 2005 there were no contracts in effect.

e)

Other financial instruments

The excess of fair value over carrying value of the marketable securities is disclosed to the financial statements. For all other financial instruments the fair value approximates the carrying value.

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f)

Concentration of credit risk

The Group's interest rate swap agreements and exchange contracts are held with major financial institutions which are expected to comply with the terms of the agreements thereby mitigating the credit risk from the transactions.

As indicated in note 8, a substantial portion of our sales is with two major distributors. Other sales are also essentially with electrical distributors but are diversified due to the large number of customers and their geographical dispersion. The Group mitigates its credit risk by establishing and performing periodic evaluations of individual credit limits for each customer, and constantly monitoring collection of its outstanding receivables.

Other financial instruments, which may potentially expose the Group to concentration of credit risk, are principally cash and cash equivalents and short-term investments. These instruments are maintained with high credit quality financial institutions and the Group closely monitors the amount of credit exposure with any one financial institution.

24)

Information relating to the officers of the Group

	Jun 30, 2005	Dec 31, 2004	Jan 1, 2004
	Euros, in millions
Advances and loans	0.0	0.0	0.0
Remuneration paid to the officers (*)	0.7	1.2	1.7

(*) Remuneration paid to the executive officers and the members of the board of directors who hold operating responsibilities within Legrand.

25)

Information relating to the consolidated company

The Group is consolidated by Lumina Parent, société à responsabilité limitée headquartered at 5 boulevard de la Foire, L1528 Luxembourg.

26)

Information by geographic segments

The activity of the Group is exclusively devoted to the manufacturing and marketing of products and systems for electrical installations and information networks. The following figures comply with the level of analysis used to manage the Group.

Six-month ended June 30, 2005	Geographic segments					Items
	Europe			United States	Other	globally	Total
	France	Italy	Others	of America	countries	analyzed
Euros, in millions

Total sales	1,147.7	428.1	369.7	295.9	200.9		2,442.3
Less intra-group transfers	(638.4)	(94.9)	(78.4)	(6.8)	(41.2)		(859.7)
Net consolidated sales	509.3	333.2	291.3	289.1	159.7		1,582.6
Operating income	67.6	81.1	19.1	19.6	20.8		208.2
- of which depreciation of fixed assets	(30.1)	(14.9)	(10.1)	(9.7)	(5.7)		(70.5)
- of which amortization of intangibles	(29.3)	(15.1)	(4.0)	(6.0)	(2.2)		(56.6)
Other revenues (expenses)						(24.0)	(24.0)
Interest income (expense)						(87.7)	(87.7)
Income taxes						(39.3)	(39.3)
Minority interest and equity investees						(0.8)	(0.8)
Capital expenditures	20.7	14.7	7.5	7.2	6.3		56.4
Total identifiable assets	3,862.1	1,359.7	307.0	(153.1)	313.4		5,689.1

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Twelve-month ended Dec. 31, 2004	Geographic segments					Items
	Europe			United States	Other	globally	Total
	France	Italy	Others	of America	countries	analyzed
Euros, in millions

Total sales	1,790.8	764.9	702.6	558.9	349.3		4,166.5
Less intra-group transfers	(855.4)	(168.4)	(138.5)	(19.6)	(58.3)		(1,240.2)
Net consolidated sales	935.4	596.5	564.1	539.3	291.0		2,926.3
Operating income	91.9	126.8	32.0	35.2	54.6		340.5
- of which depreciation of fixed assets	(62.3)	(25.9)	(21.2)	(21.7)	(10.4)		(141.5)
- of which amortization of intangibles	(74.2)	(34.1)	(9.1)	(13.8)	(4.7)		(135.9)
Other revenues (expenses)						5.8	5.8
Interest income (expense)						(231.4)	(231.4)
Income taxes						(43.7)	(43.7)
Minority interest and equity investees						1.4	1.4
Capital expenditures	40.6	27.1	15.6	13.0	10.7		107.00
Total identifiable assets	3,964.7	1,327.3	83.2	(244.3)	241.8		5,372.7

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27)

Reconciliation of IFRS to FRENCH GAAP

The tables below show the FRENCH GAAP net income, balance sheets, cash-flow statements and shareholders equity.

The following reconciliations provide a quantification of the effect of the transition to IFRS. The first reconciliation provides an overview of the impact on equity established under French GAAP of the transition at 1 January 2004, 30 June 2004 and 31 December 2004.

The following reconciliations provide details of the impact of the transition on:

–

Equity at :

o

30 June 2005

o

31 December 2004

o

1st January 2004

–

Net income at :

o

30 June 2005

o

30 June 2004

o

31 December 2004

–

Cash flows at :

o

30 June 2005

o

31 December 2004

Consolidated statements of income French GAAP

	Legrand Holding SA
	Six-month ended June 30, 2005	Six-month ended June 30, 2004
	Euros, in millions

Net sales	1,582.6	1,486.2

Operating expenses
Cost of goods sold	(826.5)	(790.4)
Administrative and selling expenses	(418.1)	(381.1)
Research and development expenses	(129.3)	(125.7)
Other operating income (expenses)	8.6	7.9
Amortization of goodwill	(25.6)	(21.5)

Operating income	191.7	175.4

Interest income (expense)	(107.0)	(123.2)
Profit (loses) from disposal of fixed assets	(2.6)	6.3
Other income (expense)	(26.4)	(13.0)

Income before taxes, minority interests
and equity in earnings of investees	55.7	45.5

Income taxes	(31.5)	(28.6)

Net income before minority interests
and equity in earnings of investees	24.2	16.9

Minority interests	(1.2)	(0.8)
Equity in earnings of investees	0.4	1.3

Net income	23.4	17.4

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Consolidated balance sheets FRENCH GAAP

	Legrand Holding SA
	June 30, 2005	Dec 31, 2004	Jan 1, 2004
		Euros, in millions

ASSETS

Current assets
Cash and cash equivalents	90.3	68.3	67.9
Marketable securities	1.9	13.1	32.6
Restricted cash	14.6	27.0	37.0
Trade accounts receivable	634.4	495.7	509.9
Deferred income taxes	35.6	30.3	34.7
Other current assets	113.9	124.2	112.1
Inventories	482.6	422.0	385.5
Total current assets	1,373.3	1,180.6	1,179.7

Non current assets
Property, plant and equipment, net	815.4	816.0	914.9
Investments	69.2	18.4	21.8
Goodwill	839.7	788.8	810.4
Trademarks, net	1,550.2	1,526.3	1,591.1
Developed Technology, net	294.1	337.7	449.9
Restricted cash	0.0	0.0	90.5
Deferred income taxes	63.2	47.4	32.3
Other non-current assets	41.5	38.9	93.9
Total non current assets	3,673.3	3,573.5	4,004.8

Total assets	5,046.6	4,754.1	5,184.5

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	Legrand Holding SA
	June 30, 2005	Dec 31, 2004	Jan 1, 2004
		Euros, in millions

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term borrowings	359.6	253.8	130.8
Accounts and notes payable	361.5	311.3	252.7
Deferred income taxes	3.7	3.8	3.0
Other current liabilities	343.4	333.3	328.4
Total current liabilities	1,068.2	902.2	714.9

Deferred income taxes	222.7	179.1	168.3
Other non-current liabilities	238.0	225.4	227.3
Borrowings	1,729.4	1,751.2	2,308.8
Subordinated securities	48.7	68.9	108.9
Payment-In-Kind loans (PIK)	1,302.1	1,272.8	1,213.6

Minority interests	23.1	19.5	18.2

Shareholders' equity
Capital stock	759.4	759.4	759.4
Accumulated deficits	(260.2)	(283.6)	(255.8)
Translation reserve	(84.8)	(140.8)	(79.1)
	414.4	335.0	424.5

Total liabilities and shareholders' equity	5,046.6	4,754.1	5,184.5

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Consolidated statements of cash flows FRENCH GAAP

	Legrand Holding SA
	Six-month ended June 30, 2005	Six-month ended June 30, 2004
	Euros, in millions

Net income attributable to Legrand Holding	23.4	17.4
Reconciliation of net income to net cash provided from
(used in) operating activities :
- depreciation of tangible assets	70.5	72.6
- amortization of intangible assets	80.6	88.6
- financing charges amortization	1.5	0.0
- changes in long-term deferred taxes	(10.4)	(9.2)
- changes in other long-term assets and liabilities	11.3	(5.1)
- minority interests	1.2	0.8
- equity in earnings of investees	(0.4)	(1.3)
- other items having impacted the cash	36.0	34.9
(Gains) losses on fixed asset disposals	2.6	(6.3)
Changes in operating assets and liabilities, net of effect
of investments in consolidated entities :
- inventories	(34.4)	(25.6)
- accounts receivable	(111.8)	(73.5)
- accounts and notes payable	40.2	76.7
- other operating assets and liabilities	6.6	29.2
Net cash provided from operating activities	116.9	199.2

Net proceeds from sales of fixed assets	2.1	28.6
Capital expenditures	(49.3)	(43.1)
Proceeds from sales of marketable securities	24.6	43.9
Investments in marketable securities	(0.7)	(5.7)
Investments in consolidated entities	(31.1)	0.0
Investments in non-consolidated entities	(57.0)	0.9
Net cash (used in) provided from investing activities	(111.4)	24.6

Related to shareholders' equity :
- capital increase	0.0	0.0
- dividends paid by Legrand Holding's subsidiaries	(1.0)	(0.5)
Other financing activities :
- reduction of subordinated securities	(20.2)	(19.7)
- new borrowings	120.1	5.0
- repayment of borrowings	(100.0)	(207.1)
- increase (reduction) of bank overdrafts	11.1	(10.8)
Net cash (used in) provided from financing activities	10.0	(233.1)

Net effect of currency translation on cash	6.5	0.3
Increase (reduction) of cash and cash equivalents	22.0	(9.0)
Cash and cash equivalents at the beginning of the period	68.3	67.9
Cash and cash equivalents at the end of the period	90.3	58.9

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Consolidated statements of shareholder’s equity FRENCH GAAP

		Legrand Holding SA
	Capital	Retained	Translation	Total
	stock, at	earnings	reserve	shareholders'
	par value			equity

Euros, in millions

As of January 1, 2004	759.4	(255.8)	(79.1)	424.5
Net income for the period		(27.8)		(27.8)
Capital increase				0.0
Changes in translation reserve			(61.7)	(61.7)
As of December 31, 2004	759.4	(283.6)	(140.8)	335.0
Net income for the period		23.4		23.4
Capital increase				0.0
Changes in translation reserve			56.0	56.0
As of June 30, 2005	759.4	(260.2)	(84.8)	414.4

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The tables below show the FRENCH GAAP reconciliations of net equity , net income and cash flows.

SUMMARY RECONCILIATION OF NET EQUITY

	Jun 30, 2005.	Dec 31, 2004	Jan 1, 2004
		Euros, in millions

Net equity compliant with French GAAP	414.4	335.0	424.5

IAS 39 - derivatives	(54.9)	(63.2)	(67.8)
IAS12 - income taxes	(23.3)	(18.9)	(9.9)
IAS 22 - goodwill	118.3	92.7	44.7
IAS 38 - R&D	22.6	19.0	12.9
Minority interests	11.1	7.5	6.2
Translation reserve	(2.9)	(3.9)	(21.6)

Net equity compliant with IFRS	485.3	368.2	389.0

RECONCILIATION OF NET INCOME

	Six-month ended June 30, 2005	Six-month ended June 30, 2004	Twelve-month ended Dec. 31, 2004
	Euros, in millions

Net income compliant with French GAAP	23.4	17.4	(27.8)

IAS 39 (note 23) - derivatives	8.3	(0.8)	4.6
IAS12 - income taxes	(4.4)	(4.5)	(9.0)
IAS 22 - goodwill	25.6	21.5	48.0
IAS 38 - R&D	3.5	3.1	6.1

Net income compliant with IFRS	56.4	36.7	21.9

RECONCILIATION OF CASH FLOWS

Jun 30, 2005.	French GAAP	IAS 39 (note 24)	IAS 12	IAS 22	IAS 38 - R&D	IFRS
	Euros, in millions

Net income	23.4	8.3	(4.4)	25.6	3.5	56.4
Net cash provided from operating activities	116.9	0	0	0	7.1	124.0
Net cash provided from investing activities	(111.4)	0	0	0	(7.1)	(118.5)
Net cash provided from financing activities	10.0	0	0	0	0	10.0
Cash and cash equivalents at the end of the period	90.3	0	0	0	0	90.3

Dec 31, 2004.	French GAAP	IAS 39 (note 24)	IAS 12	IAS 22	IAS 38 - R&D	IFRS
	Euros, in millions

Net income	(27.8)	4.6	(9.0)	48.0	6.1	21.9
Net cash provided from operating activities	412.3	0	0	0	11.3	423.6
Net cash provided from investing activities	69.5	0	0	0	(11.3)	58.2
Net cash provided from financing activities	(481.6)	0	0	0	0	(481.6)
Cash and cash equivalents at the end of the period	68.3	0	0	0	0	68.3

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a)

Presentation of the statement of income

Other expenses such as restructuring costs which are classified as non-operating expenses under French GAAP, are required to be included in the operating income under IFRS.

b)

 Translation reserve

Charges recognised directly in equity include all changes in equity that result from recognized transactions or other economic events. Amounts received from shareholders (capital increase) or paid to shareholders (reduction of capital, dividend) and changes in treasury stocks are excluded from the determination of charges recognised directly in equity.

For the periods presented in the consolidated financial statements, only the translation reserve (note 1 (c)) has been added to net income to compute.

c)

Application of IAS 39 : Derivative financial instruments

As indicated in note 13, Legrand SA entered into three subordinated perpetual notes (TSDIs) contracts in 1990 and 1992. In addition, these subordinated perpetual notes (TSDIs) are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt and, accordingly, are not recorded in the balance sheet. Payments receivable or payable under the swaps are accrued over the period to which the payment relates, resulting in accounting for the swap and the underlying debt as a single, synthetic instrument. Under IFRS, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

In addition, certain other derivative financial instruments, including swaps associated with the Yankee bonds, were initially recorded at fair value in purchase accounting under IFRS. Subsequent changes in fair value are recognized in profit and loss. Under French Gaap, these instruments are treated as off balance sheet in purchase accounting and subsequently. Payments receivable or payable under the swaps are accrued over the period to which the payment relates, resulting in accounting for the swap and the underlying debt as a single, synthetic instrument.

d)

Application of IAS 12

In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law No. 342 and the decree No. 162 (April 13, 2001), retroactively applicable from January 1, 2000. According to IAS 12, the tax to be paid in case of distribution of the revalued amount has to be provided for.

e)

Consolidation of special purposes entities

The existing special purpose entities are related to the subordinated securities issued by Legrand SA. Under IFRS, the SPVs are required to be consolidated. The application of IFRS to the subordinated perpetual notes (the TSDIs) and related loans has the following impacts:

—

Recognition of the debts due by the special purpose entities (€ 48.7 million as of June 30, 2005), already recognized under French Gaap.

—

Recognition of certain derivative financial instruments at fair value in the Group's balance sheet with changes in fair value being recognized in the statement of income.

Considering the effects outlined above and other effects relating to the subordinated perpetual notes (the TSDIs), the principal impact of this difference on the income statement is to adjust interest income and increase the net result by € 12.8 million for the period ended June 30, 2005.

f)

Application of IAS 22

IAS 22 establishes new accounting and reporting standards for goodwill and other non amortized intangible assets and in particular, supersedes their amortization by an impairment test. These statements have been applied retroactively by the Group from July 1, 2001 for the new acquisitions and from January 1, 2002 for the former ones.

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The impairment tests have to be applied at the cash generating unit on an annual basis and were performed as of December 31, 2004.

In addition, under French GAAP, deferred taxes are not recognized on intangible assets with an indefinite useful life (trademarks). Under IFRS, deferred taxes are required to be recognized on intangibles with an indefinite useful life (trademarks). Accordingly, the Group has recognized an additional deferred tax liability under IFRS amounting to €  537.9 million.

All of the Group’s intangible assets, including goodwill, were recognized in connection with the acquisition of Legrand SA on December 10, 2002. Intangible assets, as determined under IFRS, consist of the following:

	Estimate useful lives	Jun 30, 2005	Dec 1, 2004
	(years)	Euros, in millions
Intangible assets not subject to amortization
Goodwill	NA	1,417.3	1,331.1
Indefinite-lived trademarks	NA	1,499.8	1,477.4
		2,917.1	2,808.5
Intangible assets subject to amortization

Developed technology	10	580.7	574.4
Other trademarks	10-20	63.4	59.2
Other		38.4	31.3
		682.5	664.9
Less : accumulated amortization		(303.2)	(249.0)
		379.3	415.9
		3,296.4	3,224.4

As of June 30, 2005, € 513.7 million, € 350.5 million, € 111.2 million, € 284 million and € 157.9 million of our goodwill has been allocated to the France, Italy, Rest of Europe, North America and the Rest of the World segments, respectively.

g)

Application of IAS 12 : deferred income tax assets

Under IFRS, deferred tax assets whose realization is not more likely than not are recognized and are reduced to the amount whose realization is more likely than not through the application of a valuation allowance. Under IFRS, all deferred tax assets would be recognized and then reduced, if necessary, by a valuation allowance equal to the amount of any tax benefit that, based on available evidence, are not more likely than not to be realized. Deferred tax assets amounting to € 222.3 million whose realization is not more likely than not were not recognized as of June 30, 2005 under French GAAP. Under IFRS, such deferred tax assets would have been recognized and reduced by a valuation allowance for the same amount. This difference does not impact the measurement of deferred taxes but does have an impact on the disclosure of deferred tax assets.

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28)

Reconciliation of IFRS to US Gaap

The tables below show the US Gaap reconciliations of net income and net equity

RECONCILIATION OF NET INCOME

	Six-month ended June 30, 2005	Twelve-month ended Dec. 31, 2004
	Euros, in millions

Net income compliant with US GAAP	52.9	15.8

IAS 38 - R&D	3.5	6.1

Net income compliant with IFRS	56.4	21.9

RECONCILIATION OF NET EQUITY

	Jun 30, 2005.	Dec 31, 2004	Jan 1, 2004
		Euros, in millions

Net equity compliant with US GAAP	451.6	341.7	369.9

IAS 38 - R&D	22.6	19.0	12.9
Minority interests	11.1	7.5	6.2

Net equity compliant with IFRS	485.3	368.2	389.0

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A

Date: August 31, 2005	By:	//s/ PATRICE SOUDAN

Name: Patrice Soudan
Title: Chief Financial Officer